PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces mailing of Proxy Circular relating to recapitalization transaction

Montreal, Quebec, January 29, 2008 – Tembec Inc. ("Tembec") announced today that it has mailed to registered shareholders of Tembec and registered holders of notes of Tembec Industries Inc. ("Tembec Industries") a management proxy circular (the "Proxy Circular") relating to the proposed recapitalization transaction announced by Tembec on December 19, 2007 (the "Recapitalization"). The Proxy Circular provides details concerning the Meeting of Noteholders and the Special Meeting of Shareholders to be held on February 22, 2008 for the purpose of voting on matters related to the approval of the Recapitalization. The Proxy Circular also contains background, details and other material information concerning the Recapitalization, including an opinion from Tembec’s financial advisors, BMO Capital Markets, that the Recapitalization is fair, from a financial point of view, to Tembec. The boards of directors of Tembec and Tembec Industries unanimously recommend that shareholders and noteholders vote in favour of the resolutions to approve the Recapitalization.

The Proxy Circular was distributed to noteholders and shareholders in accordance with an Order of the Ontario Superior Court (Commercial List), made on January 24, 2008.

The Proxy Circular and further information and materials relating to the Recapitalization are available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Tembec’s website (www.tembec.com).

Additional copies of the Proxy Circular are available by contacting the Secretary of Tembec at Suite 1050, 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1X9. Any questions or requests for further information regarding the voting of common shares at the Special Meeting of Shareholders or the voting of notes at the Meeting of Noteholders should be directed to Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756.

Tembec Industries has notified JPMorgan that the new loan amount will be US $300 million (the "New Loan") upon completion of the Recapitalization. The deadline for qualifying noteholders to participate in the New Loan to Tembec Industries is February 15, 2008. Further information concerning participation in the New Loan is provided in the Proxy Circular and the new loan participation form mailed to noteholders with the Proxy Circular and filed on SEDAR and EDGAR. Any questions or requests for additional information regarding participation in the New Loan should be directed to Georgeson Shareholder Communications Canada Inc. at 1-866-783-6756.

Noteholders holding, in aggregate, approximately US $774 million of the outstanding notes (representing approximately 65% of the outstanding notes) have executed support agreements and have agreed to vote in favour of and support the Recapitalization.

Tembec will continue to solicit support for the Recapitalization.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as "will", "anticipate", "estimate", "expect", and "project" or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Richard Fahey
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	Communications and Public Affairs
Tel.: 416-775-2819	Tel.: 819-627-4387
john.valley@tembec.com	richard.fahey@tembec.com